As filed with the Securities and Exchange Commission on January 8, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 1

DTF Tax-Free Income Inc.

(Name of Subject Company (issuer))

DTF Tax-Free Income Inc.

(Name of Filing Person (offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

23334J107

(CUSIP Number of Class of Securities)

WILLIAM J. RENAHAN

VICE PRESIDENT CHIEF COMPLIANCE OFFICER

200 SOUTH WACKER DRIVE, SUITE 500

CHICAGO, IL 60606

(800) 338-8214

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Lawrence R. Hamilton

Edward S. Best

Mayer Brown LLP

71 South Wacker Drive

Chicago, IL 60606

(312) 782-0600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$23,409,972(a)	$2,554.09(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for Shares in the offer.
(b)	Calculated at $109.10 per $1,000,000 of the Transaction Valuation.

[X]	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$2,554.09	Filing Party:	DTF Tax-Free Income Inc.
Form or Registration No.:	Schedule TO	Date Filed:	December 8, 2020

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

[ ]	third party tender offer subject to Rule 14d-1
[X]	issuer tender offer subject to Rule 13e-4
[ ]	going-private transaction subject to Rule 13e-3
[ ]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. [   ]

ITEMS 1 THROUGH 9 AND ITEM 11

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO (the “Statement”) initially filed by DTF Tax-Free Income Inc., a Maryland corporation (the “Fund”), on December 8, 2020, relating to the Fund’s offer to purchase for cash up to 17.5% of its issued and outstanding shares of common stock, par value $0.01 per share, at a price per share equal to 98% of the Fund’s net asset value per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on January 8, 2021 (or if the Offer is extended, on the next trading day after the day to which the Offer is extended), upon the terms and subject to the conditions contained in the Offer to Purchase, dated December 8, 2020 and the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii) to the Statement filed on December 8, 2020.

Filed herewith as Exhibit (a)(5)(ii) and incorporated by reference is a copy of the press release issued by the Fund dated January 8, 2021, announcing the preliminary results of its Offer.

ITEM 10. FINANCIAL STATEMENTS

(a) The information in the Offer to Purchase in Section 9 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

This is the Amendment No. 1 to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(3):

1. The Offer expired at 11:59 p.m., New York City time, on January 7, 2021.

2. Approximately 4,335,961 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. Because the Offer was oversubscribed, the Fund expects to purchase a pro rata portion of Shares tendered by each stockholder.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION
(a)(5)(ii)	Press release issued on January 8, 2021

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DTF TAX-FREE INCOME INC.

By:	/s/ Nathan I. Partain
Name:	Nathan I. Partain
Title:	President and Chief Executive Officer

Dated: January 8, 2021

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
(a)(1)(i)	Offer to Purchase, dated December 8, 2020.(1)
(a)(1)(ii)	Form of Letter of Transmittal.(1)
(a)(1)(iii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(1)(iv)	Form of Letter to Clients of Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)
(a)(1)(v)	Form of Letter to Stockholders.(1)
(a)(2)	None.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(i)	Press Release issued on December 8, 2020.(1)
(a)(5)(ii)	Press Release issued on January 8, 2021 (filed herewith).
(b)	None.
(d)	None.
(e)	None.
(g)	None.
(h)	None.
(1)	Previously filed on Schedule TO-I via EDGAR on December 8, 2020.

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